SEC FILE NUMBER: 333-79405

CUSIP NUMBER:   87356 M 108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K or 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q or 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2006

☐	Transition Report on Form 10-K or 10-KSB	☐	Transition Report on Form 10-Q or 10-QSB
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant:	Tactical Air Defense Services, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and number):	5501 Airport Drive

City, State and Zip Code:	Dennison, Texas 75020

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

We were not able to file our Annual Report on Form 10-KSB, for the fiscal year ended December 31, 2006, on or prior to April 1, 2007, because our financial information could not be compiled and reviewed internally in a time frame sufficient to permit our independent auditors to review such information on a timely basis, without unreasonable effort and expense. It is anticipated that the subject report will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Daniels	(903)	786-5300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes	☒No

TACTICAL AIR DEFENSE SERVICES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007	By:	/s/ Mark Daniels
Name: Mark Daniels
Title: President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).